Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

DoorDash, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

25809K105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25809K105	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons SVF Fast (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 62,973,485
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 62,973,485

9	Aggregate Amount Beneficially Owned by Each Reporting Person 62,973,485
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 22.0%
12	Type of Reporting Person CO

CUSIP No. 25809K105	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons SoftBank Vision Fund (AIV M2) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 62,973,485
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 62,973,485

9	Aggregate Amount Beneficially Owned by Each Reporting Person 62,973,485
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 22.0%
12	Type of Reporting Person PN

CUSIP No. 25809K105	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 62,973,485
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 62,973,485

9	Aggregate Amount Beneficially Owned by Each Reporting Person 62,973,485
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 22.0%
12	Type of Reporting Person FI

CUSIP No. 25809K105	Schedule 13G	Page 4 of 8

ITEM 1. (A)	NAME OF ISSUER:

DoorDash, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

303 2nd Street, South Tower, 8th Floor

San Francisco, California 94107

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SVF Fast (Cayman) Limited (“SVF Fast”)

SoftBank Vision Fund (AIV M2) L.P. (“AIV M2”)

SB Investment Advisers (UK) Limited (“SBIA UK”)

(b)	Address or Principal Business Office:

The address for SVF Fast is c/o Walkers Corp Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address for AIV M2 is 251 Little Falls Drive, Wilmington, DE 19808. The address for SBIA UK is 69 Grosvenor Street, London W1K 3JP, United Kingdom.

(c)	Citizenship of each Reporting Person is:

SVF Fast is organized under the laws of the Cayman Islands. AIV M2 is organized under the laws of Delaware. SBIA UK is organized under the laws of England and Wales.

(d)	Title of Class of Securities:

Class A common stock, par value $0.00001 (“Common Stock”).

(e)	CUSIP Number:

25809K105

ITEM 3.

Not applicable.

CUSIP No. 25809K105	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2020, based upon 286,343,071 shares of Common Stock outstanding.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SVF Fast (Cayman) Limited	62,973,485	22.0%	0	62,973,485	0	62,973,485
SoftBank Vision Fund (AIV M2) L.P.	62,973,485	22.0%	0	62,973,485	0	62,973,485
SB Investment Advisers (UK) Limited	62,973,485	22.0%	0	62,973,485	0	62,973,485

SVF Fast is the record holder of the shares of Common Stock reported herein.

SVF Fast is a wholly owned subsidiary of AIV M2. SBIA UK has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing AIV M2 in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of AIV M2, SBIA UK is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of AIV M2’s investments.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 25809K105	Schedule 13G	Page 6 of 8

ITEM 10.	Certification.

Not applicable.

CUSIP No. 25809K105	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

SVF Fast (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SoftBank Vision Fund (AIV M2) L.P.
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

SB Investment Advisers (UK) Limited

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

CUSIP No. 25809K105	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.